Exhibit 7.04

July 17, 2008

J.C. Flowers II L.P.

c/o J.C. Flowers & Co. LLC

717 5th Avenue, 26th Floor

New York, New York 10022

Attention: David Schamis

Ladies and Gentlemen:

Reference is hereby made to the Investment Agreement between MF Global Ltd. (the “Company”) and J.C. Flowers II L.P. (the “Company”), dated May 20, 2008, amended on June 10, 2008 and supplemented by a letter agreement dated June 27, 2008 (the “Investment Agreement”).

It is understood and agreed that, pursuant to Section 1.3(a) of the Investment Agreement, the Closing will occur on July 18, 2008, or on the first day thereafter on which the conditions to the obligations of each party set forth in Section 1.3(c), (d) and (e) of the Investment Agreement have been fulfilled or waived as provided therein (subject to Section 5.2 thereof).

Pursuant to Section 3.11(c) of the Investment Agreement, Quarterly Dividends shall accrue on the Series A Shares beneficially owned by the Investor or any controlled Affiliate of the Investor at a rate of 10.725% per annum. Such Quarterly Dividends shall be payable if, as and when Quarterly Dividends are payable under the Certificate of Designations. Any Series A Shares that cease to be beneficially owned by the Investor or any of its controlled Affiliates shall accrue Quarterly Dividends at the annual rate specified in the Certificate of Designations from and after the date that such Series A Shares cease to be beneficially owned by the Investor or any of such controlled Affiliates. Subject only to the adjustment of the annual rate specified above, the provisions of the Certificate of Designations shall apply to the Series A Shares in all respects, and nothing in this paragraph shall be deemed to amend or be a part of the Certificate of Designations or the Series A Shares. For the avoidance of doubt, the annual rate at which Quarterly Dividends accrue on the Series A Shares beneficially owned by the Investor or any of its controlled Affiliates shall be subject to further upward adjustment on the basis set forth in Section 3.11(c) of the Investment Agreement if, after the date hereof and prior to the end of the period referred to in the first sentence of such Section 3.11(c), the Company issues and sells any preference shares with an annual dividend rate greater than 9.75%.

It is understood and agreed that the initial purchasers’ option to purchase up to an additional $60 million aggregate principal amount of the 9.00% Convertible Senior Notes due 2038, which is part of the Offering referenced in the letter agreement between the Company and J.C. Flowers, dated June 27, 2008 (the “Letter Agreement”), is being amended to extend the period in which the option may be exercised to September 18, 2008, and that the Letter Agreement otherwise remains in effect.

Terms not defined herein shall have the meaning set forth in the Investment Agreement. This letter agreement shall be governed by New York law.

Please confirm your understanding of and agreement with the foregoing by signing below.

Very truly yours,
MF Global Ltd.

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Assistant General Counsel

Accepted and agreed as of the date of this letter:

J.C. Flowers II L.P.

By: JCF Associates II L.P., its General Partner

By: JCF Associates II Ltd., its General Partner

By:	/s/ Kristin H. Johnson
Name: Kristin H. Johnson
Title: Vice President